Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated March 5, 2019

Relating to Preliminary Prospectus Supplement dated March 5, 2019

Registration No. 333-215384

Arlington Asset Investment Corp.

8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Final Pricing Term Sheet

March 5, 2019

Issuer:	Arlington Asset Investment Corp.

Securities Offered:	8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”)

Shares Offered:	1,200,000 shares

Over-Allotment Option:	180,000 shares

Trade Date:	March 5, 2019

Settlement and Delivery Date:	March 12, 2019 (T + 5)

Public Offering Price:	$25.00 liquidation preference per share; $30,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $945,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $29,055,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	From and including the original issue date to, but excluding, March 30, 2024, at a fixed rate equal to 8.250% per annum of the $25.00 liquidation preference ($2.0625 per annum per share), and from and including March 30, 2024, at a floating rate equal to three-month LIBOR plus a spread of 5.664% per annum of the $25.00 per share liquidation preference

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on March 30, June 30, September 30 and December 30 (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about June 30, 2019 (long first dividend period) in the amount of $0.61875 per share and will be paid to the persons who are the holders of record of the Series C Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	March 30, 2024

Conversion Rights:

Share Cap: 6.0024

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 7,202,880 shares of the Issuer’s Class A common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series C Preferred Stock is exercised, not to exceed 8,283,312 shares of the Issuer’s Class A common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

If the Class A Common Stock Price is less than $4.165 (which is 50% of the per share closing price of the Issuer’s Class A common stock reported on the NYSE on March 4, 2019), subject to adjustment in certain circumstances, the holders of the Series C Preferred Stock will receive a maximum of 6.0024 shares of the Issuer’s Class A common stock per share of Series C Preferred Stock (assuming the over-allotment option is not exercised).

Proposed New York Stock Exchange Listing Symbol:	AI PrC

CUSIP:	041356 700

ISIN:	US0413567001

Joint Book-Running Managers:	Morgan Stanley & Co. LLC UBS Securities LLC

Co-Managers:	B. Riley FBR, Inc. JMP Securities LLC JonesTrading Institutional Services LLC Ladenburg Thalmann & Co. Inc.

The Issuer has filed a registration statement (including a base prospectus dated February 17, 2017) and a preliminary prospectus supplement, dated March 5, 2019, with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com or UBS Securities LLC by calling toll-free (888) 827-7275.